5 Concourse Parkway, Suite 3200
Atlanta, Georgia 30328

July 3, 2008

Via EDGAR and Facsimile Transmission:

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention: Stephen G. Krikorian, Accounting Branch Chief

Re:                              Ebix, Inc.

Form 10-K for the year ended December 31, 2007

Filed on March 31, 2008

File No. 000-15946

Dear Mr. Krikorian:

Ebix, Inc. (the “Company, or “Ebix” or “we”) submits this letter in response to the comment from the staff of the Securities and Exchange Commission (the “Staff”) received by letter dated June 12, 2008 regarding the Company’s Annual Report on Form 10-K for December 31, 2007 as well as its response letter dated May 14, 2008.  The Staff comment from the June 12, 2008 letter is reproduced below in bold-faced text followed by the Company’s response.  A courtesy copy of the filing has been forwarded to Ms. Tangen via facsimile transmission at the number listed in your letter.  The Company welcomes the opportunity to address any Staff questions with respect to its periodic disclosure.

Form 10-K for the Year Ended December 31, 2007

Note 14 – Convertible Debt. page 59

1.                                      With regard to your response to comment 4 of our letter dated May 1, 2008, we note your conclusion that the put option does not warrant separate accounting under SFAS 133 because the characteristics of the instrument are clearly and closely related to the host debt instrument.  Provide your evaluation of the formulaic arrangement that yields an amount other than par or accreted value.  That is, the amount to be paid upon the exercise of the put would equal 110% of the greater the (1) accreted value or (2) the quoted average price, as defined.  The pay off amount does not appear to be indexed to interest rates or credit risk. Please further discuss your analysis pursuant to the four-step decision sequence set forth in the Response to Issue B16 and paragraph 13 of SFAS 133. Please note that the DIG does provide guidance for instances of when there is no substantial premium or discount (see Steps 2 and 3 of the DIG).  Please advise.

The Company completed further evaluation of the put option which included a detailed analysis of the implications of the four-step decision process advocated by Derivative Implementation Guidance Issue No. B16 (“DIG B16”).  We determined that the mechanics of the debt settlement in the event of a change in control are indeed partially indexed to the price of the Company’s common stock and are not strictly limited to interest rates or the Company’s credit risk.  Consequently DIG B-16, implies that the put option embedded derivative would not be considered to be clearly and closely related to the host debt instrument, thus necessitating bifurcation and variable accounting with respect to changes in the fair value of said put option.

  The business rationale behind the change of control put option served to provide “downside” protection to the Holder in the event of an unwelcome change in control.  The wording in this provision, in retrospect, did not accomplish the goal of either party and provided a right with a potential intrinsic value beyond the intentions of the parties, particularly in circumstances where the Company’s shares significantly increased in value.  Consistent with discussions between the Company and the Holder, both recently and during negotiations surrounding the promissory note, it is quite clear that neither party ever anticipated or intended for the Holder to receive a “windfall” and that neither party had fully considered the financial reporting implications related to the change of control put option.  If the financial statement implications had been more fully considered, the parties would have structured the provision differently or omitted it.  When fully informed on the issue, the Holder agreed that it would be in its interest to have the change of control put option removed from the promissory note.

Accordingly, on June 25, 2008, the Company and the Holder amended the promissory note.  This amendment served to delete Section 6 of the original promissory retroactive to December 18, 2007, the effective date of said note, and to remove completely the change of control put option provision from the original note.  As a result of this amendment the Company believes that its financial statements and related disclosures included in its Form 10-K for the year ended December 31, 2007 need no modification.

Further, while the Company is in agreement with Staff that the change of control put option in the original promissory note is an embedded derivative, we believe the value of such put option was not material to the Company’s financial statements.  Evidence for such immateriality can be perceived from the Holder’s willingness to remove the Section 6 of the promissory note for nominal consideration. The Holder did not request additional fees nor did it request any change in the interest rate in return for its agreement to remove the change of control put option.

On July 1, 2008, the Company issued a Form 8-K current report to disclose the change to the promissory note.  The amendment to the promissory note was included as an exhibit to this Form 8-K.

The Company acknowledges that:

1.                                      The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.                                      Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

3.                                      The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments related to this filing, please contact Robert Kerris at (678)-281-2028.

Very truly yours,

/s/ Robin Raina
Robin Raina
Chairman of the Board, President and
Chief Executive Officer

cc: Robert Kerris